Exhibit 21

Subsidiaries of Alliant Techsystems Inc.

as of March 31, 2010

All subsidiaries listed below are 100% owned except where noted.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization

• ATK Commercial Ammunition Holdings Company Inc.	Delaware
• ATK Commercial Ammunition Company Inc.	Delaware
• Federal Cartridge Company	Minnesota
• Ammunition Accessories Inc.	Delaware
• ATK Launch Systems Inc.	Delaware
• ATK Space Systems Inc.	Delaware
• COI Ceramics, Inc. (65% ownership)	California
• ATK Insurance Company	Vermont
• Eagle Industries Unlimited, Inc.	Missouri
• Eagle Mayaguez, LLC	Missouri
• Front Line Defense International, Inc.	Puerto Rico
• Eagle New Bedford, Inc.	Missouri
• Eagle Industries del Caribe, Inc.	Puerto Rico
• Eagle Industries International, Inc.	Bahamas

On April 9, 2010, ATK established a new wholly-owned subsidiary, Blackhawk Industries Products Group LLC, which is incorporated in Virginia.